Exhibit 99

Westrange Corp.

May 20, 2003

The Alberta Securities Commission
21st Floor, 10025 Jasper Avenue
Edmonton, Alberta
T2J 3Z5

Dear Sirs/Mesdames:

Re: Confirmation of mailing -Westrange Corp. (WRC:TSX-V)
interim report for the first quarter period ended March 31, 2003

We confirm that on May 20, 2003, we sent by prepaid mail to all registered, and to non-registered shareholders who returned an interim report reply card, a copy of Westrange's first quarter report for the three-month period ended March 31, 2003.

The associated news release was distributed through Canada StockWatch and SEDAR on May 16, 2003.

Sincerely,

s/Ward Moberg
Ward Moberg,
Recording Secretary

Cc:

Saskatchewan Securities Commission, 8th Floor, 1914 Hamilton Street, Regina, Saskatchewan S4P 3V7	British Columbia Securities Commission Suite 200 865 Hornsby Street Vancouver, BC V6Z 2H4
TSX Venture Exchange Inc. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta T2P 3C4

201-2500 - 13th Avenue, Regina, Saskatchewan S4P 0W2
Telephone 306-352-6132   Fax:  306-545-3262